Reinsurance Group of America, Incorporated

John W. Hayden

Senior Vice President – Controller

October 1, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2013 regarding the above-referenced filing of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The numbered paragraphs below correspond to the paragraphs of your comment letter. Your comments are repeated in boldface, and the Company’s responses in ordinary type follow.

Notes to the Consolidated Financial Statements

Note 4. Investments

Mortgage Loans on Real Estate, page 101

1. Please refer to your response to our prior comment one and provide us revised proposed disclosure to be included in future filings, as applicable:

•	Regarding “by type of credit loss” at the end of your proposed disclosure to the lead-in sentence to the table, it is not clear to what this refers. It seems that this denotation may be unnecessary if the allowance follows the same methods of measuring credit loss as the mortgage loans.

•	Regarding the line items “evaluated individually for credit losses” and “specific for credit losses” shown in the table, we believe that referring to these line items as loans impaired on an individual loan basis and allowance for individually impaired loans, respectively, or something similar, would more aptly describe their nature.

The Company respectfully proposes to revise the sentence prior to the table disclosing the recorded investment in mortgage loans and related valuation allowance by type of credit loss in Note 4 – “Investments” and the line item descriptions within that table in the Company’s future filings substantially as shown below.

Mr. Jim B. Rosenberg

October 1, 2013

Current Disclosure (page 103 of the above referenced filing):

The following table presents the recorded investment in mortgage loans, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, at (dollars in thousands):

December 31,
	20XX			20XX
Mortgage loans:
Evaluated individually for credit losses	$	[XXX	]	$	[XXX	]
Evaluated collectively for credit losses		[XXX	]		[XXX	]
Mortgage loans, gross of valuation allowances		[XXX	]		[XXX	]
Valuation allowances:
Specific for credit losses		[XXX	]		[XXX	]
Non-specifically identified credit losses		[XXX	]		[XXX	]
Total valuation allowances		[XXX	]		[XXX	]
Mortgage loans, net of valuation allowances	$	[XXX	]	$	[XXX	]

Amended Disclosure for future filings:

The following table presents the recorded investment in mortgage loans, by method of measuring impairment, and the related valuation allowances at (dollars in thousands):

December 31,
	20XX			20XX
Mortgage loans:
Individually measured for impairment	$	[XXX	]	$	[XXX	]
Collectively measured for impairment		[XXX	]		[XXX	]
Mortgage loans, gross of valuation allowances		[XXX	]		[XXX	]
Valuation allowances:
Individually measured for impairment		[XXX	]		[XXX	]
Collectively measured for impairment		[XXX	]		[XXX	]
Total valuation allowances		[XXX	]		[XXX	]
Mortgage loans, net of valuation allowances	$	[XXX	]	$	[XXX	]

Note 14. Collateral Finance Facility, page 137

2. Please refer to your response to prior comment two. Provide us a more robust response to our request in the last bullet of our comment that tells us the expected effects on your financial position and results of operations if you discontinue this strategy. In this regard, your response should tell us the aspect(s) of and magnitude to your financial position and results of operations, or that you would not expect any material effects.

Mr. Jim B. Rosenberg

October 1, 2013

The Company respectfully advises the Staff that we do not anticipate being required to discontinue the Timberlake strategy described in Note 14 “Collateral Finance Facility” as we expect that any regulation changes will be prospective in nature. However, discontinuing this strategy or other similar strategies could affect the type and volume of business we reinsure and could increase our overall costs as we may need to raise additional capital to support higher regulatory reserves or implement higher cost strategies. The Company regularly enters into agreements with banks for access to letters of credit and has raised additional debt and equity capital on five occasions in the past five years, including an issuance last month of $400 million of 4.70% senior notes due 2023.

Therefore, our ability to reinsure certain products and risks, and/or our risk based capital ratios and ability to deploy excess capital, could be adversely affected or we may need to increase prices on those products, which could adversely impact our competitive position and our results of operations. The Company cannot calculate the actual impact of discontinuing the Timberlake strategy or similar strategies due to unknown variables such as the cost of alternative capital, potential changes in regulatory reserving requirements under a principle based reserving approach which would likely reduce required collateral, changes in acceptable collateral for statutory reserves, the introduction of the certified reinsurer concept, the increased pricing of products offered by the Company and the change in mix of products sold and/or offered by the Company and/or our clients.

*   *   *   *   *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please feel free to contact me via telephone at (636) 300-8828 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden

Senior Vice President – Controller

cc:	Jack B. Lay William L. Hutton, Esq.